Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-104777
PROSPECTUS SUPPLEMENT NO. 7
(To Prospectus dated July 2, 2003)


                         CITADEL SECURITY SOFTWARE INC.
                               7,397,810 SHARES OF
                                  COMMON STOCK
                                  ------------

This Prospectus Supplement supplements our Prospectus dated July 2, 2003 and all prior Prospectus Supplements, relating to the offer and sale from time to time by certain of our selling stockholders of up to 7,397,810 shares of our common stock, including up to 2,022,139 shares issuable upon the exercise of common stock warrants and stock options. This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus and any prior Prospectus Supplement.

On February 12, 2004, the Company issued a press release, attached as Annex A announcing securing a $3.5 million debt facility with Comerica Bank's Technology and Life Sciences Division and a second press release attached as Annex B announcing the financial results for the fourth quarter and year ended December 31, 2003.

                                  ------------


              This Prospectus Supplement is dated February 13, 2004.

                                     ANNEX A


FOR IMMEDIATE RELEASE

Contact:   Steve Solomon                           CEOcast, Inc.
           Citadel Security Software, Inc.         Ken Sgro,
           (214) 750-2452                          212-732-4300 x225
           ssolomon@citadel.com                    mwachs@ceocast.com
           --------------------                    ------------------

     CITADEL SECURITY SOFTWARE INC. SECURES $3.5 MILLION DEBT FACILITY WITH
                                    COMERICA


DALLAS, TX --FEBRUARY 12, 2004--Citadel Security Software Inc. (OTCBB:CDSS -
News) a leader in vulnerability management solutions through automated vulnerability remediation (AVR) and policy enforcement, announced today that it signed a commitment letter securing a total of $3.5 million in debt financing from Comerica Bank's Technology and Life Sciences Division. The financing includes a term loan and a receivables-based revolving credit facility. The interest rate will be based upon a very favorable structured spread.

The debt financing will be in addition to the recently announced private placement of $15 million provided by Satellite Strategic Finance Associates, LLC, a private investment fund.

"We believe the recent initiatives we have taken to strengthen our balance sheet have positioned us for strong growth in 2004," said Steve Solomon, CEO of Citadel Security Software. "This financing, in addition to our recently completed $15 million private placement, will allow us to make key investments in sales and marketing and engineering to build upon our position as a leader in automated vulnerability remediation."

"Citadel's AVR solution is becoming more critical as the number of reported network vulnerabilities is accelerating rapidly," said David Whiting, vice president in the Richardson office of Comerica's Technology and Life Sciences Division. "We are pleased to provide a credit facility to Citadel, which we believe is well poised to continue being a leader in the AVR market."

ABOUT CITADEL

Citadel Security Software Inc., a leader in vulnerability management solutions through automated vulnerability remediation and policy enforcement, helps enterprises effectively neutralize security vulnerabilities. Citadel's patent-pending Hercules(R) technology provides users with full control over the automated remediation process, enabling efficient aggregation, prioritization and resolution of vulnerabilities detected by industry-standard vulnerability assessment tools. Winshield(R), SecurePC(TM) and NetOFF(TM) products enable companies to enforce security policies from a single point of control. Citadel's solutions enable organizations to ensure the confidentiality of information, reduce the time and costs associated with the inefficient manual remediation process, and facilitate compliance with organizational security policies and government mandates such as, Sarbanes-Oxley, FISMA, HIPAA and Gramm-Leach-Bliley legislation. For more information on Citadel, visit www.citadel.com, or contact the company at 214-520-9292.

ABOUT COMERICA BANK'S TECHNOLOGY AND LIFE SCIENCES DIVISION

Comerica's Technology and Life Sciences Division is one of the nation's leading technology banking practices, offering a wide range of financial services tailored to corporate customers, entrepreneurs and professionals. Veteran bankers provide credit and financial services and products to young, growing, professionally backed technology and life sciences companies, as well as their more mature counterparts. The Technology and Life Sciences Division serves all major technology centers from offices coast-to-coast.

Comerica is among the 20 largest banking companies in the nation, $53 billion in assets as of December 31, 2003.

Safe Harbor/Forward-looking Statements:

This press release contains forward looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties, including the current economic and geopolitical environment, the current information technology spending trend, the uncertainty of funding of government information technology security projects, a lack of Citadel operating history, uncertainty of product acceptance, uncertainty of ability to compete effectively in a new market and the uncertainty of profitability and cash flow of Citadel, competition, intellectual property rights and dependence on key personnel. These risks and uncertainties may cause actual outcomes and results to differ materially from expectations in this release. These and other risks are detailed in Citadel's quarterly report on Form 10-QSB filed for the quarter ended September 30, 2003 and Citadel's annual report on Form 10-KSB filed for the year ended December 31, 2002 as well as in its other filings from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Editors Note: Citadel is a trademark and Hercules is a registered trademark of Citadel Security Software.

                                     ANNEX B

FOR IMMEDIATE RELEASE
Contact:   Steve Solomon                           CEOcast, Inc.
           Citadel Security Software, Inc.         Ken Sgro,
           (214) 750-2452                          212-732-4300 x225
           ssolomon@citadel.com                    mwachs@ceocast.com
           --------------------                    ------------------

       CITADEL SECURITY SOFTWARE REPORTS FOURTH QUARTER AND YEAR-END 2003
                                    RESULTS

  Company Reports First Quarter of Operating Income and Record License Fees for Hercules(R); Strong Balance Sheet Positions Company for Rapid Growth in 2004

DALLAS, TX --FEBRUARY 12, 2004--Citadel Security Software Inc. (OTCBB:CDSS -
News), a leader in automated vulnerability remediation (AVR) and policy compliance solutions, today announced financial results for its fourth quarter and year ended December 31, 2003. The company reported fourth quarter revenue of $4,073,000, an increase of 1344% versus $282,000 for the fourth quarter of 2002. Quarterly revenues also increased by 458% versus the third quarter of 2003. The increase was principally a result of higher revenue on record orders of $8.6 million including $7.9 million of Hercules(R) orders. Revenue for the twelve months ended December 31, 2003 was $5,856,000 representing a 346% increase versus the year-earlier period revenue of $1,312,000.

GAAP results: For the fourth quarter ended December 31, 2003, the company reported a net loss of $196,000, or $.01 loss per share, versus a loss of $695,000, or $.05 loss per share, for the year-earlier period. For the twelve months ended December 31, 2003, the company reported a net loss of $5,249,000, or $.24 loss per share, versus a loss of $2,347,000, or $.17 loss per share, for the previous year.

Non-GAAP Results: The company reported operating income for the quarter ended December 31, 2003 of $1,551,000, or $.04 operating income per share, on a diluted basis versus a loss of $975,000, or $.07 operating loss per share, in the fourth quarter of 2002. The operating loss for the twelve months ended December 31, 2003 was $1,952,000, or $.09 operating loss per share, versus an operating loss of $2,608,000, or $.19 operating loss per share, for the similar period of 2002. Non-GAAP operating income or loss excludes interest expense, other non-operating expenses and the provision for income taxes. A reconciliation of Non-GAAP results to GAAP results follows the financial tables.

The company's deferred revenue as of year-end 2003 was $2,805,000 versus $150,000 at December 31, 2002. The increase in deferred revenue is primarily a result of the record orders for Hercules(R) and the related deferral of support services revenue over the term of the customer support agreements. In addition, Citadel deferred revenue of approximately $1.7 million from a government systems integrator because the licenses had not been fully deployed by the systems integrator at year-end.

The company ended the year 2003 with approximately $5 million in cash and cash equivalents versus $13 thousand in the year-earlier period. Subsequent to the end of the fourth quarter, Citadel completed a $15 million private placement of preferred stock with an institutional investor which strengthens Citadel's balance sheet. A pro forma capitalization table is included with the financial tables, showing the effect of this transaction, had it occurred at December 31, 2003. In addition, the company announced today that it signed a commitment letter securing a total of $3.5 million in debt financing from Comerica Bank's Technology and Life Sciences Division.

"The fourth quarter marked a major milestone for the company and our first quarter of operating profit," said Steve Solomon, Citadel's CEO. "Our results, including a record $4.7 million single order from Hewlett Packard for the Department of Veteran Affairs, reflect the growing demand for Hercules among enterprise customers. In addition, our improved financial position enhances our ability to build the infrastructure necessary to support our growth initiatives in 2004. The recent $15 million financing we just completed and the $3.5 million dollar line of credit we announced today with Comerica will allow us to expand our sales and marketing activities even faster and develop the next-generation of vulnerability remediation and policy compliance solutions. It also sends a strong message that we want our customers in the commercial and government markets, as well as our partners, to know that Citadel has the commitment and resources available to meet their needs."

The company is also announcing today that it has forwarded to the Nasdaq its application for listing on the Nasdaq SmallCap Market.

Some of the highlights for fiscal 2003 included:

     - Record orders. The company received $8.6 million in orders, including a $4.7 million enterprise license for Hercules(R) from Hewlett Packard for the Department of Veteran Affairs and a $1.7 million order from a government systems integrator.

     - Improved financial results. The company, during the fourth quarter, reported its first quarter of operating income since the spinout in May 2002.

     - Strong growth in customer support revenues. Customer support revenues grew by 362% to $658,000 versus the year-earlier period.

     - Strong balance sheet. The company completed the fourth quarter with $5 million in cash and no debt. Subsequent to the end of the quarter, Citadel raised $15 million through a private placement of preferred stock and warrants with Satellite Strategic Finance Associates, LLC, an accredited institutional investor. Shareholder's equity increased from negative $2.3 million as of December 31, 2002 to $4.8 million as of December 31, 2003.

     - Enhanced corporate infrastructure. The company increased the number of employees from 38 at the end of 2002 to 74 at the end of 2003 and is currently at 102 employees. The increase in personnel included key executives in sales, marketing and engineering.

     - New product development. The company released seven versions of Hercules(R), its enterprise class product, that remediates vulnerabilities across Windows, UNIX and Linux operation system platforms. Citadel submitted Hercules(R) for Common Criteria Testing EAL3 with final certification expected in March, 2004. In addition, the company was recently named a Microsoft Gold Partner.

          Business Outlook; The company expects to report revenues for fiscal 2004 of between $18,500,000 and $21,000,000 and expects pre-tax operating income between $900,000 and $1,700,000, depending upon the level of new investment made on infrastructure. The company expects to hire an additional 50 to 60 employees during 2004 in commercial sales, government sales, marketing, business development and engineering to support the projected sales growth and expansion of the Hercules product line. The company does not expect to provide quarterly guidance as revenues are still expected to be concentrated in several large transactions and, therefore, the timing of the revenue could be difficult to forecast on a quarterly basis. To support market demand the hiring of new employees is expected to precede the timing of orders; therefore, it is likely that expenses will grow faster in the first half of the year than in the second half of 2004.

          Mr. Solomon and Richard Connelly, CFO will host a conference call and live Webcast at 4:30 p.m. Eastern Time today. Interested participants may call 800-901-5259 when calling within the United States or 617-786-4514 when calling internationally. Please reference Conference I.D. Number 13571235. This call is being webcast by CCBN and will be available from the Investor Relations section of the company's corporate website or by going directly to http://www.Citadel.com/4qwebcast/ and via replay beginning two hours
          ---------------------------------
          after the completion of the call. The webcast is also being distributed over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in

          CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com).

          USE OF NON-GAAP FINANCIAL INFORMATION: In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, the company reports non-GAAP financial results. Non-GAAP operating income and per share amounts exclude interest expense, other non operating expenses and provision for income taxes that appear below operating loss in the statements of operations. Management believes these non-GAAP measures are useful to investors because they provide supplemental information that facilitates comparisons to prior periods. The company uses these non-GAAP measures to evaluate its results from operations, for comparisons to budgets and to manage cash expenditures. The method it uses to produce non-GAAP results is not computed according to GAAP, is likely to differ from the methods used by other companies and should not be regarded as a replacement for corresponding GAAP measures. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the comparable GAAP results, which follows the financial tables.

                           FINANCIAL TABLES
                    CITADEL SECURITY SOFTWARE INC.
                       UNAUDITED BALANCE SHEETS

                                                         DECEMBER 31,
                                                     2003           2002
                                                 -------------  -------------
                        ASSETS
CURRENT ASSETS
 Cash and cash equivalents                       $  5,092,161   $     12,829
 Accounts receivable-trade, less
  allowance of $78,500 and $20,000                  1,699,154        166,665
 Note receivable                                            -        201,000
 Prepaid expenses and other
  current assets                                      214,655         56,197
                                                 -------------  -------------
TOTAL CURRENT ASSETS                                7,005,970        436,691

PROPERTY AND EQUIPMENT, net of
 accumulated depreciation of
 $1,213,427 and $1,005,503                            635,748        432,461

CAPITALIZED SOFTWARE DEVELOPMENT COSTS,
 net of accumulated amortization of
 $3,145,138 and $2,671,257                          2,075,169        651,554

 OTHER ASSETS                                          17,243         17,243
                                                 -------------  -------------
 TOTAL ASSETS                                    $  9,734,130   $  1,537,949
                                                 =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY  (DEFICIT)

CURRENT LIABILITIES
 Accounts payable and accrued expenses           $  1,372,826   $  1,416,196
 Payroll tax obligations                              252,317        788,562
 Accrued compensation                                 516,128        265,440
 Deferred revenue                                   2,805,195        150,193
 Notes payable to shareholders,
  net of debt discount of $47,083                           -        402,917
Notes and advances payable to
 related parties                                       16,903        841,541
                                                 -------------  -------------
TOTAL CURRENT LIABILITIES                           4,963,369      3,864,849

COMMITMENTS AND CONTINGENCIES

PREFERRED STOCK, $1,000 par value per
 share; 1,000,000 shares authorized;
 no shares issued or outstanding at
 December 31, 2003 and 2002
COMMON STOCK, $.01 par value per share;
 50,000,000 shares authorized;
 27,830,511 and 15,255,577 shares
 issued and outstanding at
 December 31, 2003 and 2002                           278,305        152,555
ADDITIONAL PAID-IN CAPITAL                         41,109,824     28,889,332
ACCUMULATED DEFICIT                               (36,617,368)   (31,368,787)
                                                 -------------  -------------
 STOCKHOLDERS' EQUITY (DEFICIT)                     4,770,761     (2,326,900)
                                                 -------------  -------------
 TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY (DEFICIT)                 $  9,734,130   $  1,537,949
                                                 =============  =============

                             CITADEL SECURITY SOFTWARE INC.
                          UNAUDITED STATEMENTS OF OPERATIONS

                                    Three Months Ended           Twelve Months Ended
                                        December 31,                December 31,
                                     2003          2002          2003          2002
                                 ------------  ------------  ------------  ------------

Revenue
  License fees                   $ 3,705,372   $   213,224   $ 5,198,010   $ 1,169,339
  Customer support
   and services                      367,999        68,392       658,286       142,461
                                 ------------  ------------  ------------  ------------
  Total revenue                    4,073,371       281,616     5,856,296     1,311,800

Costs of revenue
  Software
   amortization                      203,863        46,444       473,881       119,590
  Customer support
   and services
   costs                             101,818        85,887       288,323       167,107
  Shipping and
   other costs                        21,255         1,154        56,544         4,942
                                 ------------  ------------  ------------  ------------
  Total costs of
   revenue                           326,936       133,485       818,748       291,639

Operating expenses
  Selling,
   general and
   administrative
   expense                         1,943,955     1,051,712     6,388,396     3,306,257
  Product
   development
   expense                           181,361        64,797       392,967       285,105
  Depreciation
   expense                            70,182         6,751       207,924        36,934
                                 ------------  ------------  ------------  ------------
  Total operating
   expenses                        2,195,498     1,123,260     6,989,287     3,628,296
                                 ------------  ------------  ------------  ------------
  Operating income
   (loss)                          1,550,937      (975,129)   (1,951,739)   (2,608,135)

Interest expense                  (1,746,472)      (89,230)   (3,036,342)     (107,796)
Write-off of note
 receivable
 from related
 party                                     -             -      (225,000)            -
Write-off of
 accounts payable                          -       369,036             -       369,036
Other income
 (expense)                                 -             -       (35,500)            -
                                 ------------  ------------  ------------  ------------
Loss before
 income taxes                       (195,535)     (695,323)   (5,248,581)   (2,346,895)

Provision for
 income taxes                              -             -             -             -
                                 ------------  ------------  ------------  ------------
Net loss                         $  (195,535)  $  (695,323)  $(5,248,581)  $(2,346,895)
                                 ============  ============  ============  ============

Net loss per share
 - basic and
   diluted                       $     (0.01   $     (0.05)  $     (0.24)  $     (0.17)
                                 ============  ============  ============  ============
Weighted average
 shares outstanding
 - basic and
   diluted                        26,314,562    14,771,238    22,134,040    13,874,488
                                 ============  ============  ============  ============

                           CITADEL SECURITY SOFTWARE INC.
                         UNAUDITED STATEMENTS OF CASH FLOWS


                                                                 DECEMBER 31,
                                                              2003          2002
                                                          ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                                 $(5,248,581)  $(2,346,895)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
    Depreciation and amortization                             681,806       156,524
    Provision for returns, allowances and
     bad debts                                                 58,500        20,000
    Amortization of debt issuance costs
     recognized as interest expense                           333,725        62,583
    Beneficial conversion feature of
     convertible debt recognized as
     interest expense                                       1,543,310             -
    Common stock issued in conjunction
     with convertible debt recognized
     as interest expense                                    1,067,928             -
    Common stock issued to an officer
     as compensation expense                                   82,500             -
    Common stock, warrants and stock
     options issued for services                              265,210       140,858
    Write-off of note receivable from
     related party                                            225,000             -
 Changes in operating assets and
  liabilities
    Accounts receivable                                    (1,590,989)     (162,443)
    Prepaid expenses and other
     current assets                                          (158,458)       16,505
    Other assets                                                    -         7,408
    Accounts payable and accrued expenses                      98,511       647,790
    Payroll tax obligations                                  (536,245)      543,177
    Accrued compensation                                      250,688       171,584
    Deferred revenue                                        2,655,002       150,193
                                                          ------------  ------------
NET CASH USED IN OPERATING ACTIVITIES                        (272,093)     (592,716)

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of property and equipment                         (411,211)     (426,389)
 Capitalized software development costs                    (1,897,497)     (597,034)
 Issuance of note receivable o CT
  Holdings                                                   (225,000)            -
                                                          ------------  ------------
NET CASH USED IN INVESTING ACTIVITIES                      (2,533,708)   (1,023,423)

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds of notes and advances from
   related parties                                            888,522     1,262,441
 Payments on notes and advances from
   related parties                                         (1,463,160)     (420,900)
 Proceeds from notes payable to
  shareholders                                              2,570,000       450,000
 Payments on notes payable to
  shareholders                                               (537,000)            -
 Proceeds from notes payable                                        -        40,000
 Payments on notes payable                                          -       (40,000)
 Proceeds from issuance of common stock                     2,397,467         2,000


 Proceeds from exercise of warrants for
  common stock                                              3,629,244             -
 Proceeds from exercise of stock options                      199,060        60,266
 Proceeds on note receivable from
  issuance of common stock                                    201,000             -
 Net contribution from Parent                                       -       200,131
                                                          ------------  ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                   7,885,133     1,553,938
                                                          ------------  ------------
 Net increase (decrease) in cash and cash
  equivalents                                               5,079,332       (62,201)
 Cash and cash equivalents at the
  beginning of the period                                      12,829        75,030
                                                          ------------  ------------
 Cash and cash equivalents at the end of
  the period                                              $ 5,092,161   $    12,829
                                                          ============  ============

                    PRO FORMA CAPITALIZATION TABLE

On February 10, 2004 the company closed a preferred stock offering.
The capitalization of the company has been reflected in the table below as if the preferred stock had been issued at December 31, 2003.


                                                  December 31, 2003
                                              As Reported    As Adjusted
                                             -------------  -------------

Cash and cash equivalents                    $  5,092,161   $ 18,932,161

Long-term debt including current
 maturities                                             -              -

Preferred Stock (1)                                     -     13,840,000
Common Stock                                      278,305        278,305
Additional Paid in Capital                     41,109,824     41,109,824
Accumulated Deficit                           (36,617,368)   (36,617,368)
                                             -------------  -------------

Stockholders' equity                         $  4,770,761   $ 18,610,761
                                             =============  =============


(1)  Net of placement agent fees and estimated attorney's fees.

Reconciliation of Non-GAAP Statements of Operations to the GAAP
Statements of Operations

Non-GAAP operating income or loss excludes interest expense, other non-operating expenses and the provision for income taxes


                          Three Months Ended            Years Ended
                              December 31,              December 31,
                           2003         2002         2003          2002
                       ------------  ----------  ------------  ------------

Non-GAAP operating
 income (loss)           1,550,937    (975,129)   (1,951,739)   (2,608,135)

Interest expense        (1,746,472)    (89,230)   (3,036,342)     (107,796)
Write-off of note
 receivable from
 related party                   -           -      (225,000)            -
Write-off of
 accounts payable                -     369,036             -       369,036
Other income
 (expense)                       -           -       (35,500)            -
                       ------------  ----------  ------------  ------------

Loss before income
 taxes                    (195,535)   (695,323)   (5,248,581)   (2,346,895)

Provision for income
 taxes                           -           -             -             -

                       ------------  ----------  ------------  ------------
Net loss               $  (195,535)  $(695,323)  $(5,248,581)  $(2,346,895)
                       ============  ==========  ============  ============

Non-GAAP Operating Income (loss) Per Share

Non-GAAP Operating Income Earnings Per Share for the fourth quarter of 2003 was computed using the weighted average shares for the fourth quarter under the treasury stock method, assuming 27,830,511 shares outstanding, plus convertible notes, options and warrants for 13,340,106 shares of common stock as if converted at the beginning of the fourth quarter of 2003. Non-GAAP operating income was adjusted by approximately $185,000 of expense related to the employer taxes to be assumed paid by the company upon the assumed exercise of nonqualified stock options in the diluted earnings per share computation. A reconciliation of Non-GAAP operating income used in the per share computation follows:

                          Three Months Ended              Years Ended
                              December 31,                December 31,
                           2003          2002          2003          2002
                       ------------  ------------  ------------  ------------

Non-GAAP operating
 income (loss)         $ 1,550,937   $  (975,129)  $(1,951,739)  $(2,608,135)
Treasury stock
 method
 adjustments:
  Estimate of
   employer taxes
   related to
   compensation of
   nonqualified
   stock options
   assumed exercised      (184,917)            -             -             -
                       ------------  ------------  ------------  ------------

Operating income
 (loss) for
  diluted Earnings
   per share
   computation         $ 1,366,020   $  (975,129)  $(1,951,739)  $(2,608,135)
                       ============  ============  ============  ============


Operating Income
 (Loss) per Share
       Basic           $      0.06   $     (0.07)  $     (0.09)  $     (0.19)
       Diluted         $      0.04   $     (0.07)  $     (0.09)  $     (0.19)
Weighted Average
 Shares
       Basic            26,314,562    14,771,238    22,134,040    13,874,488
       Diluted          33,094,323    14,771,238    22,134,040    13,874,488

ABOUT CITADEL

Citadel Security Software Inc., a leader in vulnerability management solutions through automated vulnerability remediation and policy enforcement, helps enterprises effectively neutralize security vulnerabilities. Citadel's patent-pending Hercules(R) technology provides users with full control over the automated remediation process, enabling efficient aggregation, prioritization and resolution of vulnerabilities detected by industry-standard vulnerability assessment tools. Winshield(R) SecurePC(TM) and NetOFF(TM) products enable companies to enforce security policies from a single point of control. Citadel's solutions enable organizations to ensure the confidentiality of information, reduce the time and costs associated with the inefficient manual remediation process, and facilitate compliance with organizational security policies and government mandates such as, FISMA, HIPAA and Gramm-Leach-Bliley legislation. For more information on Citadel, visit www.citadel.com, or contact the company at 214-520-9292.

Safe Harbor/Forward-looking Statements:

This press release contains forward looking statements that are subject to risks and uncertainties, including the current economic and geopolitical environment, the current information technology spending trend, the uncertainty of funding of government information technology security projects, a lack of Citadel operating history, uncertainty of product acceptance, uncertainty of ability to compete effectively in a new market and the uncertainty of profitability and cash flow of Citadel, competition, intellectual property rights and dependence on key personnel. These risks and uncertainties may cause actual outcomes and results to differ materially from expectations in this press release. These and other risks are detailed in Citadel's quarterly reports on Form 10-QSB filed for the quarter ended September 30, 2003 and Citadel's annual report on Form 10-KSB filed for the year ended December 31, 2002 and our Form 10-KSB to be filed for the year ended December 31, 2003.

Editors Note: Citadel is a trademark and Hercules is a registered trademark of Citadel Security Software.


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